Commission File No. 33-97770

U. S.  SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

FORM 10-Q FOR PERIOD ENDING June 30, 1997


	Nothing in this form shall be construed to imply that the Commission has verified any information contained here.

	If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Whole Filing

Part I - Registration Information

Level Best Golf, Inc.
Full Name of Registrant

Address of Principal Executive Office (Street and Number)

14561 58th Street North

Clearwater, Florida  33760

Part II - Rules 12b-25 (b) and (c)

	(a)	The reasons described in reasonable detail in Part III of
this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition
report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountants statement or other exhibit required by Rule
12b-25(c) has been attached, if applicable.


Part III - Narrative

The registrant experienced a loss of computer files in June, 1997 which contained all of the accounting records for the current year. The Company was unable to timely regain the lost records and has had to reconstruct the accounting records for the nine months ended June 30, 1997. At the same time, the Company has had a number of complicated transactions in the current quarter which required additional effort to properly record. The Companys business has substantially changed during quarter ended June 30, 1997 from minimal sales revenue to several hundred thousand dollars and greatly increased the accounting activity which exacerbated the reconstruction of accounting records.

Part IV - Other Information

	(1)	Name and telephone number of person to contact in regard to
this notification:

Michelle Everett	(813) 535-7770

	(2)	Have all other periodic reports required under section 13 or
15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X]  Yes		[  ]  No

	Reports not filed:

	(3)	Is it anticipated that any significant change in results of
operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X]  Yes		[  ]  No

	Explanation of Changes:  Increased Sales

	Level Best Golf, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 14, 1997		By:/s/	Fred L. Solomon, President
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